Exhibit 21.1

Digerati Technologies, Inc. Subsidiary List

1.	T3 Communications, Inc., a Nevada Corporation

2.	Shift8 Networks, Inc. d/b/a T3 Communications, a Texas Corporation

3.	T3 Communications, Inc., a Florida Corporation